

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2012

<u>Via E-mail</u>
William Tay
President and Chief Executive Officer
Artemis Acquisition Corp.
2000 Hamilton Street #943
Philadelphia, PA 19130

> **Re:** **Artemis Acquisition Corp.**
> **Form 10**
> **Filed April 30, 2012**
> **File No. 000-54678**
>
> **Hyperion Acquisition Corp.**
> **File No. 000-54679**
>
> **Kronos Ventures Corp.**
> **File No. 000-54680**
>
> **Neptune Acquisition Corp.**
> **File No. 000-54681**
>
> **Oceanus Acquisition Corp.**
> **File No. 000-54682**
>
> **Pacific Quest Ventures Corp.**
> **File No. 000-54683**

Dear Mr. Tay:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have addressed all of our comments.

2. Please explain why you have elected to file six separate Form 10 registration statements at this time, given that none of the six entities has assets and you state you do not have immediate plans to conduct an acquisition. We also note that a separate reporting obligation will be triggered for each Form 10 upon effectiveness.

3. Please confirm that any revisions or additions made in response to our comments have been made to each of the six separate Form 10 registration statements.

4. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:

    - Describe how and when a company may lose emerging growth company status;
    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
    - State your election under Section 107(b) of the JOBS Act:
      o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
      o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

    In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Item 1. Business, page 3

5. Please revise your business section to disclose the fact that as of the most recent audited period you have generated no revenues or earnings from operations and possess no assets or financial resources.

Form of Acquisition, page 4

6. Please revise to clarify what you mean by "very limited" when describing how much time your sole officer and director will devote to your business prior to an acquisition, perhaps by indicating the number of hours per week he will dedicate to your business. Please also update the risk factor on page 7 related to this same issue.

7. If true, expand your disclosure in the third paragraph of page 5 to clarify that your sole officer and director has no experience in identifying suitable businesses for a business combination.

8. Please revise your disclosure here and throughout to estimate the sum required to consummate a business combination, or provide an estimated range based upon the various factors likely to impact the cost of a business combination.

Item 1A. Risk Factors, page 6

9. Please add a risk factor to discuss the current economic conditions and how they may affect your ability to complete an acquisition or a reverse merger.

The time and cost of preparing a private company to become a public reporting company, page 7

10. To the extent possible, please revise your disclosure to provide estimates of significant registration and compliance costs.

Item 2. Financial Information, page 13

Management's Discussion and Analysis or Plan of Operation, page 13

11. We note that you do not appear to have any funds in your treasury, as your current disclosure in the fourth paragraph of this section appears to indicate. Therefore, please revise to discuss in greater detail and clarity how you will be able to meet the costs of being a public reporting company and the costs of investigating and analyzing business combinations.

12. Please revise to clarify which stockholders, management or other investors have indicated their intention to advance additional funds to the company as needed to cover costs.

Please also disclose that there is no guarantee that such additional funds will be made available.

13. In light of your competitive disadvantages, please revise this section to discuss your strategy for successfully identifying and completing business combinations when you will be competing against entities that possess greater financial, technical and managerial capabilities.

14. We note that you may consider businesses that are in need of additional funds for expansion or an established business in need of additional capital. Please provide support for how you can provide such additional capital given your limited resources and revise to disclose the challenges and risks likely associated with combining with a business that has such capital requirements.

Current Blank Check Company Experience, page 16

15. Please disclose whether Mr. Tay has any past blank check company experience. If so, please include a brief discussion of the companies and his role. Please also revise the discussion of Mr. Tay's business experience on page 15, as applicable.

Item 6. Executive Compensation, page 16

16. We note that you adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in your decision whether to undertake a proposed transaction. Please revise to balance this disclosure by clarifying that there is no guarantee that this policy will be adhered to at the time of making a transaction determination.

17. You state that Mr. Tay has not received any "cash" remuneration since inception. Item 402(m) of Regulation S-K requires you to discuss all compensation, including cash and non-cash items. We note that Mr. Tay received stock in exchange for services rendered to the company. Please revise your executive compensation disclosure accordingly.

Item 12. Indemnification of Directors and Officers, page 19

18. Please revise to delete the second paragraph of this section, or reconcile and combine it with the preceding paragraph, as it appears to merely repeat the disclosure contained in the first paragraph.

Notes to the Financial Statements, page F-6

19. Please revise the notes to the financial statements to refer to Accounting Standards Codification references instead of pre-codification references ("SFAS," "FAS, "APB," etc.).

Other

20. Provide a currently dated consent from the independent registered public accountant in any amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Douglas Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief